SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NOAH HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.0005 Per Share1

(Title of Class of Securities)

65487X1022

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Not for trading; two American depositary shares represent one ordinary share.
[2]	This CUSIP number applies to the Issuer’s American depositary shares.

1	Name Of Reporting Person Boquan He I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,095,711 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,095,711 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,095,711 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.6%[3]
12	Type of Reporting Person IN

[3]	Based upon 27,663,288 ordinary shares outstanding as of December 31, 2013.

1	Name Of Reporting Person Quan Investment Co., Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,095,711 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,095,711 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,095,711 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.6%[4]
12	Type of Reporting Person CO

[4]	Based upon 27,663,288 ordinary shares outstanding as of December 31, 2013.

Item 1(a).	Name of Issuer:

Noah Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082,

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Boquan He

Quan Investment Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Boquan He:

Room 13-15, 32nd Floor, Daduhui Plaza,

No. 183-187 North Tianhe Road,

Tianhe District, Guangzhou 510620,

The People’s Republic of China

For Quan Investment Co., Ltd.:

c/o Boquan He

Room 13-15, 32nd Floor, Daduhui Plaza,

No. 183-187 North Tianhe Road,

Tianhe District, Guangzhou 510620,

The People’s Republic of China

Item 2(c)	Citizenship:

Mr. Boquan He is a citizen of the People’s Republic of China.

Quan Investment Co., Ltd. is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.0005 per share

Item 2(e).	CUSIP Number:

65487X102

This CUSIP number applies to the issuer’s American depositary shares; Two American depositary shares represent one ordinary share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Quan Investment Co., Ltd. is the record owner of 2,095,711 ordinary shares of the Issuer. Quan Investment Co., Ltd. is wholly owned and controlled by Mr. Boquan He.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Quan Investment Co., Ltd.

By:	/s/ Boquan He
Name:	Boquan He
Title:	Director

Boquan He

/s/ Boquan He
Boquan He

LIST OF EXHIBITS

Exhibit No.	Description

A*	Joint Filing Agreement, dated February 14, 2013, by and among Quan Investment Co., Ltd. and Boquan He

*	previously filed